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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Parallel Petroleum Corporation
(Name of Issuer)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
699157103
(CUSIP Number)
December 12, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	699157103	Page	2	of	8

1	NAMES OF REPORTING PERSONS Noah Malone Mitchell, 3rd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,400,572

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,400,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,400,572 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	699157103	Page	3	of	8

1	NAMES OF REPORTING PERSONS Amy Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,400,572

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,400,572

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,400,572 shares of common stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	699157103	13G	Page	4	of	8
Item 1(a). Name of Issuer:
The name of the issuer is Parallel Petroleum Corporation, a Delaware corporation (the “Issuer”).
Item 1(b). Address of Issuer’s Principal Executive Offices:
The address of the Issuer’s principal executive office is 1004 N. Big Spring, Suite 400, Midland, Texas 79701.
Item 2(a). Name of Person Filing:
This Schedule 13G is filed on behalf of Noah Malone Mitchell, 3rd (“M. Mitchell”) and his wife Amy Mitchell (“A. Mitchell” and collectively with M. Mitchell, the “Reporting Persons”).
Item 2(b). Address or Principal Business Office or, if none, Residence:
The address of Reporting Persons’ principal business office is 4801 Gaillardia Parkway, Suite 225, Oklahoma City, Oklahoma 73142.
Item 2(c). Citizenship:
The Reporting Persons are citizens of the United States of America.
Item 2(d). Title of Class of Securities:
The class of securities of the Issuer beneficially owned by the Reporting Persons is common stock, par value $0.01 per share (the “Common Stock”).
Item 2(e). CUSIP Number:
The Issuer’s CUSIP number for the Common Stock is 699157103.
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not applicable.

CUSIP No.	699157103	13G	Page	5	of	8
Item 4. Ownership.
(a)	Amount beneficially owned[1]:

See Row 9 of the M. Mitchell cover page of this Schedule 13G.
See Row 9 of the A. Mitchell cover page of this Schedule 13G.
(b)	Percent of Class:

See Row 11 of the M. Mitchell cover page of this Schedule 13G.

See Row 11 of the A. Mitchell cover page of this Schedule 13G.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Row 5 of the M. Mitchell cover page of this Schedule 13G.
See Row 5 of the A. Mitchell cover page of this Schedule 13G.
(ii)	Shared power to vote or to direct the vote:
See Row 6 of the M. Mitchell cover page of this Schedule 13G.
See Row 6 of the A. Mitchell cover page of this Schedule 13G.
(iii)	Sole power to dispose or to direct the disposition of:
See Row 7 of the M. Mitchell cover page of this Schedule 13G.
See Row 7 of the A. Mitchell cover page of this Schedule 13G.
(iv)	Shared power to dispose or to direct the disposition of:
See Row 8 of the M. Mitchell cover page of this Schedule 13G.
See Row 8 of the A. Mitchell cover page of this Schedule 13G.
Item 5. Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

1	All amounts of the Issuer’s Common Stock beneficially owned by the Reporting Persons are held by the Reporting Persons as joint tenants with rights of survivorship.

CUSIP No.	699157103	13G	Page	6	of	8
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.	699157103	13G	Page	7	of	8
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 9, 2009

/s/ Noah Malone Mitchell, 3rd
NOAH MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL

CUSIP No.	699157103	13G	Page	8	of	8
EXHIBIT A
JOINT FILING AGREEMENT
The undersigned agree that this Schedule 13G dated January 9, 2009 relating to the common stock, par value $0.01, of Parallel Petroleum Corporation shall be filed on behalf of the undersigned.

/s/ Noah Malone Mitchell, 3rd
NOAH MALONE MITCHELL, 3rd

/s/ Amy Mitchell
AMY MITCHELL